Exhibit 99.5

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-AMEX: KXM

NEWS RELEASE

Kobex Appoints Chief Financial Officer

Vancouver, BC – November 9, 2011 - Kobex Minerals Inc. (the "Company") (TSX.V:KXM, NYSE AMEX:KXM,) is pleased to announce the appointment of Mr. Geoffrey Bach as Chief Financial Officer.    Mr. Bach has forty years experience in the mining industry mostly with Placer Dome Inc. where he held a number of positions including Treasurer of its North American division.  Subsequently he worked for a number of junior mining companies in a variety of financial positions.  Mr. Bach replaces Mr. Sam Yik who has resigned to pursue other interests.

The Company also announces pursuant to the Company's stock option plan, it has granted incentive stock options to directors, employees, and consultants of the Company for the purchase of a total of 432,500 common shares for a period of 5 years at a price of $0.80 per share.

The Company has also filed its unaudited consolidated financial statements for the nine months ended September 30, 2011 on www.sedar.com  and are also available on the Company’s website http://www.kobexminerals.com

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

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